Mail Stop 3561

September 3, 2009

Brian Burden,
Executive Vice President and Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W. Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2MI

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-15214**

We have reviewed your response letter dated August 28, 2009 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1. We note your response to comment one from our letter dated August 5, 2009. Please also revise your Form 40-F so that it expressly incorporates into your Form 40-F the Annual Information Form, Consolidated Financial Statements for the year ended December 31, 2008 and Management's Discussion and Analysis that you intend to file with your amendment as Exhibits 13.1, 13.2 and 13.3, respectively.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert A. Zuccaro
        Latham & Watkins LLP
        Via fascimile